Allegheny Energy, Inc.
2002 Year-End Earnings
Conference Call

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements with respect to Allegheny Energy, Inc. and its subsidiaries within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Allegheny Energy believes that its forward-looking statements are based on reasonable estimates and assumptions and currently available information, such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Allegheny Energy to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Actual results have varied materially and unpredictably in the past. Such factors, either individually or in the aggregate, may affect Allegheny Energy's operations, markets, products, services, prices, capital expenditures, development activities, and future plans. Such factors include, among others, the following: execution of restructuring activity and liquidity enhancement plans; complications or other factors that render it difficult or impossible to obtain necessary lender consent or regulatory authorizations on a timely basis; general economic and business conditions; changes in access to capital markets; changes in interest rates; the continuing effects of global instability, terrorism and war; changes in industry capacity, development, and other activities by Allegheny's competitors; changes in the weather and other natural phenomena; changes in technology; changes in the price of power and fuel for electricity generation; changes in the underlying inputs and assumptions used to estimate the fair values of commodity contracts; changes in laws and regulation applicable to Allegheny, its markets, or its activities; environmental regulations; the loss of any significant customers and suppliers; the effect of accounting policies issued periodically by accounting standard-setting bodies; additional collateral calls; changes in business strategy, operations, or development plans; and other similar risks and uncertainties. Additional risks and uncertainties are identified and discussed in Allegheny Energy's reports and registration statements filed with the Securities and Exchange Commission.

Paul Evanson
Chairman, President, and
Chief Executive Officer

Perspective on Allegheny

Focus on core businesses

- **Delivery**
  - Balanced customer mix
  - Reasonable growth
  - Low rates
  - High customer satisfaction
- **Generation**
  - Low-cost, coal-based
  - Increasingly valuable

Priority #1

Liquidity

- ✓ **$51 million from sale of asset (Conemaugh)**

- ✓ **$300-million private placement completed**

- ✓ **$354 million gross proceeds from CDWR contract sale**

Priority #2

Resume regular financial reporting schedule

✓ **2002 10-K filed**

✓ **10-Qs to be filed in fourth quarter 2003**

Goal to provide open and full financial disclosure



Allegheny Energy, Inc.

Priority #3

Build a strong leadership team

Chairman, President, and CEO
Paul Evanson

- **Chief Financial Officer** — Jeffrey Serkes
- **General Counsel** — David Hertzog
- **President, Allegheny Power** — Joseph Richardson
- **VP HR and Admin.** — Paul Slobodian
- **Chief Operating Officer** — Jay Pifer
- **EVP Supply** — David Benson

Priority #4

Refinance and pay down debt

- ✓ **Operating cash flow**

- ✓ **Asset sales**

- ✓ **Equity issuances**

Priority #5

Improve basic business operations

- ✓ **Exit non-core activities**

- ✓ **Operational improvements**

- ✓ **Productivity enhancements**

- ✓ **Win-win regulatory strategies**

Many Challenges Ahead

2003 and 2004 are transition years

Committed to:

- **Building solid financial position**

- **Restoring investor confidence**

- **Serving our customers well**

Jeffrey Serkes
Senior Vice President and
Chief Financial Officer

Financial Reporting

- **2003 quarterly results and 2002 third quarter 10-Q to be filed in the fourth quarter of 2003**

- **Expect to be back on the SEC reporting schedule when we file the 2003 10K in March 2004**

- **Improving internal control structure and financial reporting policies and procedures and internal control structure**

Financial Results

(millions, except per share numbers)

	2002	2001	B/(W)
Total Operating Revenue	$2,988.5	$3,425.1	($436.6)
Net Revenues	$1,287.2	$2,308.4	($1,021.1)
Consolidated Net Income (Loss)	($632.7)	$417.8	($1,050.5)
Per share	($5.04)	$3.48	($8.52)
Consolidated Net Income (Loss) before cumulative effect of accounting change	($502.2)	$448.9	($951.1)
Per share	($4.00)	$3.74	($7.74)

Other items contributing to net loss:

- **Impairment of generation projects: $244 million ($149.2 million net of tax);**
- **Charges related to workforce reduction: $107.6 million ($64.8 million net of tax);**
- **Charges related to impairment of unregulated investments: $44.7 million ($26.5 million net of tax);**
- **Adjustments related to prior years' accounting errors: $29.5 million ($20.1 million net of tax);**
- **Loss on sale of business before effect of minority interest: $31.5 million ($18.8 million net of tax);**
- **Charges related to restructuring and related asset impairment: $28.9 million ($17.8 million net of tax); and**
- **Gains on Canaan Valley land sales: $22.4 million ($18.2 million net of tax).**

Liquidity

We expect to have sufficient funds to cover our obligations through the remainder of 2003

Approximate sources since June 2003:

$275 million	**Convertible trust preferred securities (net proceeds)**
$72 million	**Tax refunds**
$46 million	**Net proceeds from sale of Conemaugh Generating Station; another $5 million held in escrow**
$43 million	**Proceeds from CDWR contract sale, net of $71 million in escrow and $26 million in pledge account**

Liquidity

2003 Uses (Sept. 24 – Dec. 31, 2003) include:

$265.0 million   **Bank facility payments**

$ 46.8 million   **Other maturing and amortizing debt excluding $36.6 million of securitization debt to be repaid from dedicated revenue stream.**

$ 24.5 million   **Scheduled payments to trading counterparties**

Cash position also subject to changes reflecting:

- **Results of operations**
- **Price movements and other changes in energy markets related to trading operations**

Convertible Trust Preferred Securities

- **$300 million**

- **Mature June 15, 2008**

- **11 7/8% coupon**

- **Callable on or after June 15, 2006**

- **Mandatorily convertible at $12/share into/up to 25 million shares of Allegheny Energy common stock if price reaches $15/share for a specified period of time after June 15, 2006**

- **Subordinate to existing credit facilities**

CDWR Sale/Tolling Agreement Settlements

- Sold CDWR for approximately $354 million

- Approximately $43 million in proceeds, net of $71 million in escrow and $26 million in pledged account

- Proceeds have been applied to fund the termination of Williams and LV Cogen II tolling agreements and certain related hedging arrangements

- Contracts with a counterparty were removed from the sale by mutual agreement of the parties

- Achieves goal of effectively exiting Western energy markets and significantly reduces our financial risk profile

Exposure to $10 per MWH Increase in Power Prices



Allegheny Energy, Inc.

2002 Year-End Earnings

Conference Call